

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

<u>Via E-mail</u>
John McManus
Chief Executive Officer
Aeolus Pharmaceuticals, Inc.
26361 Crown Valley Parkway, Suite 150
Mission Viejo, California 92691

> **Re: Aeolus Pharmaceuticals, Inc.**
> **Information Statement on Schedule 14C**
> **Filed on November 6, 2012**
> **File No. 000-50481**

Dear Mr. McManus:

We have limited our review of the above information statement to the issue we have addressed in our comment. Please respond to this letter by revising the information statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note that the reverse stock split will result in an increase to the number of shares you are authorized to issue under your Certificate of Incorporation. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director